Kristin M. Gemski Vice President, Corporate Counsel
The Prudential Insurance Company of America 751 Broad Street, Newark, NJ 07102-3777 Tel 203 402-3176 kristin.gemski@prudential.com

January 2, 2018

Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Allstate Life Insurance Company, et al. Request for Withdrawal of Application for an Order of Approval SEC File No. 812-14562
Dear Sir/Madam:
Allstate Life Insurance Company and other applicants (the “Applicants”) filed an Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940 and a First Amended and Restated Application with the Securities and Exchange Commission on October 6, 2015 and August 18, 2016, respectively (together, the “Application”).
We hereby respectfully request on behalf of the Applicants that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.
If you have any questions regarding the above request, please call me at (203) 402-3176.
Very truly yours,

/s/Kristin M. Gemski
Kristin M. Gemski